SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 32513; File No. 812-14563-11

Neuberger Berman Investment Advisers LLC, et al.; Notice of Application

February 27, 2017

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of an application for an order pursuant to: (a) section 6(c) of the Investment

Company Act of 1940 ("Act") granting an exemption from sections 18(f) and 21(b) of the Act;

(b) section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; (c)

sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2) and

17(a)(3) of the Act; and (d) section 17(d) of the Act and rule 17d-1 under the Act to permit

certain joint arrangements and transactions. Applicants request an order that would permit

certain registered management investment companies to participate in a joint lending and

borrowing facility.

Applicants: Neuberger Berman Investment Advisers LLC ("NBIA"), a Delaware limited

liability company registered as an investment adviser under the Investment Advisers Act of

1940; Neuberger Berman Advisers Management Trust, Neuberger Berman Alternative Funds,

Neuberger Berman Equity Funds, and Neuberger Berman Income Funds, each a Delaware

statutory trust registered under the Act as an open-end management investment company (the

"Open-End Funds"); and Neuberger Berman California Intermediate Municipal Fund Inc.,

Neuberger Berman High Yield Strategies Fund Inc., Neuberger Berman Intermediate Municipal

Fund Inc., Neuberger Berman MLP Income Fund Inc., Neuberger Berman New York

Intermediate Municipal Fund Inc., and Neuberger Berman Real Estate Securities Income Fund

Inc., each a Maryland corporation registered under the Act as a closed-end management investment company (the "Closed-End Funds,"[1] and together with the Open-End Funds, the "Funds").[2]

Filing Dates: The application was filed on October 7, 2015, and amended on April 22, 2016, September 23, 2016, and December 21, 2016.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Commission's Secretary and serving applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on March 27, 2017 and should be accompanied by proof of service on the applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC, 20549-1090; Applicants: 605 Third Avenue, 2nd Floor, New York, NY 10158-0180.

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[1] The Closed-End Funds will not participate as borrowers in the interfund lending facility. Any general references to the "Funds" that relate to borrowing under the facility do not apply to the Closed-End Funds.

[2] Although the applicants do not currently operate any money market funds, applicants request that the order also apply to any future Fund that is a money market fund that complies with rule 2a-7 of the Act (each a "Money Market Fund"). Money Market Funds typically will not participate as borrowers under the interfund lending facility but may do so if it is determined to be in the best interests of such Funds by the Adviser (as defined below) and its respective portfolio manager(s).

For Further Information Contact: Jill Ehrlich, Senior Counsel, at (202) 551-6819 or David J.

Marcinkus, Branch Chief, at (202) 551-6821 (Division of Investment Management, Chief

Counsel's Office).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by

calling (202) 551-8090.

Summary of the Application:

1.   Applicants request an order that would permit the applicants to participate in an

interfund lending facility where each Fund could lend money directly to and borrow money

directly from other Funds to cover unanticipated cash shortfalls, such as unanticipated

redemptions or trade fails.[3] The Funds will not borrow under the facility for leverage purposes,

and the loans' duration will be no more than 7 days.[4]

2.   Applicants anticipate that the proposed facility would provide a borrowing Fund with

significant savings at times when the cash position of the Fund is insufficient to meet temporary

cash requirements. In addition, Funds making short-term cash loans directly to other Funds

would earn interest at a rate higher than they otherwise could obtain from investing their cash in

repurchase agreements or certain other short term money market instruments. Thus, applicants

assert that the facility would benefit both borrowing and lending Funds.

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[3] Applicants request that the order also apply to any existing or future series of the Funds and to any other registered management investment company or its series for which NBIA and each successor thereto or a person controlling, controlled by, or under common control with NBIA serves as investment adviser (each such investment company or series thereof included in the term "Fund," and each such investment adviser an "Adviser"). A "successor" is defined as any entity resulting from a reorganization of NBIA into another jurisdiction or a change in the type of business organization.

[4] Any Fund, however, will be able to call a loan on one business day's notice.

3.	Applicants agree that any order granting the requested relief will be subject to the terms and conditions stated in the application. Among others, the Adviser, through a designated committee, would administer the facility as a disinterested fiduciary as part of its duties under the investment management agreements with the Funds and would receive no additional fee as compensation for its services in connection with the administration of the facility. The facility would be subject to oversight and certain approvals by the Funds' Board, including, among others, approval of the interest rate formula and of the method for allocating loans across Funds, as well as review of the process in place to evaluate the liquidity implications for the Funds. A Fund's aggregate outstanding interfund loans will not exceed 15% of its net assets, and the Fund's loans to any one Fund will not exceed 5% of the lending Fund's net assets. [5]

4.	Applicants assert that the facility does not raise the concerns underlying section 12(d)(1) of the Act given that the Funds are part of the same group of investment companies and there will be no duplicative costs or fees to the Funds.[6] Applicants also assert that the proposed transactions do not raise the concerns underlying sections 17(a)(1), 17(a)(3), 17(d) and 21(b) of the Act as the Funds would not engage in lending transactions that unfairly benefit insiders or are detrimental to the Funds. Applicants state that the facility will offer both reduced borrowing costs and enhanced returns on loaned funds to all participating Funds, and each Fund would have an equal opportunity to borrow and lend on equal terms based on an interest rate formula that is objective and verifiable. With respect to the relief from section 17(a)(2) of the Act, applicants note that any collateral pledged to secure an interfund loan would be subject to the same conditions imposed by any other lender to a Fund that imposes conditions on the quality of or

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[5] Under certain circumstances, a borrowing Fund will be required to pledge collateral to secure the loan.

[6] Applicants state that the obligation to repay an interfund loan could be deemed to constitute a security for the purposes of sections 17(a)(1) and 12(d)(1) of the Act.

access to collateral for a borrowing (if the lender is another Fund) or the same or better

conditions (in any other circumstance).[7]

5.	Applicants also believe that the limited relief from section 18(f)(1) of the Act that

is necessary to implement the facility (because the lending Funds are not banks) is appropriate in

light of the conditions and safeguards described in the application and because the Funds would

remain subject to the requirement of section 18(f)(1) that all borrowings of the Fund, including

combined interfund loans and bank borrowings, have at least 300% asset coverage.

6.	Section 6(c) of the Act permits the Commission to exempt any persons or

transactions from any provision of the Act if such exemption is necessary or appropriate in the

public interest and consistent with the protection of investors and the purposes fairly intended by

the policy and provisions of the Act. Section 12(d)(1)(J) of the Act provides that the

Commission may exempt any person, security, or transaction, or any class or classes of persons,

securities, or transactions, from any provision of section 12(d)(1) if the exemption is consistent

with the public interest and the protection of investors. Section 17(b) of the Act authorizes the

Commission to grant an order permitting a transaction otherwise prohibited by section 17(a) if it

finds that (a) the terms of the proposed transaction are fair and reasonable and do not involve

overreaching on the part of any person concerned; (b) the proposed transaction is consistent with

the policies of each registered investment company involved; and (c) the proposed transaction is

consistent with the general purposes of the Act. Rule 17d-1(b) under the Act provides that in

passing upon an application filed under the rule, the Commission will consider whether the

participation of the registered investment company in a joint enterprise, joint arrangement or

profit sharing plan on the basis proposed is consistent with the provisions, policies and purposes

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[7] Applicants state that any pledge of securities to secure an interfund loan could constitute a purchase of securities for purposes of section 17(a)(2) of the Act.

of the Act and the extent to which such participation is on a basis different from or less advantageous than that of the other participants.

For the Commission, by the Division of Investment Management, under delegated authority.

Eduardo A. Aleman
Assistant Secretary